GEOCOM RESOURCES INC.
Suite 413, 114 West Magnolia Street
Bellingham, WA 98225
USA

April 28, 2003

TNR RESOURCES LTD.
620 - 650 West Georgia Street
Vancouver, B.C. V6B 4N9
Canada

Attention: Gary Schellenberg

Dear Sirs:

Re: Carolina Property (the "Property")

We provide this letter to confirm that it is our intention to enter into a formal agreement (the "Formal Agreement") by which you will grant us and we will acquire an option to purchase a 75% working interest in the Property. We acknowledge that this letter (the "Letter of Intent") is an expression of intent only and that it does not result in the formation of a binding agreement between us other than in respect of paragraphs 7 and 8 which will be binding obligations on the parties in accordance with their terms. Instead, the purpose of this Letter of Intent is to establish a framework for the Financing and to serve as a guideline for preparing the Formal Agreement.

  For the purposes of this Letter of Intent, the following terms shall be defined as follows:

    "Property" means the mineral property claims located immediately west and northwest of the Cañada Honda Project, more particularly described as the project centered on gauss Kruger co-ordinates X=6372000, Y=394000, covering an area of approximately 1,318 has, at an elevation of 1,600 m a.s.i.;

    "Geocom" means Geocom Resources Inc., having an office at the address appearing at the top of the cover page of this Agreement; and

    "TNR" means TNR Resources Ltd., having an office at the address appearing in the upper left hand corner of this Agreement, and having a 100% legal and beneficial ownership interest in the Property.

  TNR represents and warrants to Geocom that TNR has good and sufficient right and authority to enter into this Letter of Intent and, if the Formal Agreement is entered into, the Formal Agreement, and carry out its intentions under this Letter of Intent and, if the Formal Agreement is entered into, its obligations under the Formal Agreement.

  Geocom represents and warrants to TNR that Geocom has good and sufficient right and authority to enter into this Letter of Intent and, if the Formal Agreement is entered into, the Formal Agreement, and carry out its intentions under this Letter of Intent and, if the Formal Agreement is entered into, its obligations under the Formal Agreement.

  TNR shall grant to Geocom the sole and exclusive right and option to an undivided 75% interest in the Property (the "Interest"). In order to earn the Interest, Geocom shall:

    Make expenditures on the exploration and/or development of the Property in the amount US$2,000,000 over the four year period following the execution of a Formal Agreement. A minimum expenditure of US$100,000 during each year shall be made by Geocom, failing which in any annual period, Geocom shall issue 50,000 of its shares to TNR in order to keep the Option alive; and

    Issue to TNR a total of 50,000 common shares upon signing the Formal Agreement and then annually thereafter, commencing on the first anniversary of the execution of the Formal Agreement, and continuing for so long as Geocom is in the process of earning its interest under the Formal Agreement.

  Upon earning the Interest, TNR and Geocom will be deemed to have entered into an unincorporated joint venture for the further exploration and development of the Property. Geocom will act as operator under the direction of a management committee as set forth in the joint venture agreement. Under the terms of the venture agreement, either party may elect to take dilution of its interest instead of participation. The formula will be a straight line dilution on a base of US$2,666,667 with a party's interest diluted to 10% reverting to a 5% Net Profits Interest.

  Geocom will utilize the services, where possible and on a best efforts and comparable cost basis, of the Cost Mountain Consulting Group.

  Except as may be required by a stock exchange or other trading facility or by any rule, regulation or law of any kind whatsoever which is applicable to a party, while this Letter of Intent is in effect and for a period of one year thereafter, each party shall keep confidential all discussions and communications between them including, without limitation, all information communicated therein and all written and printed materials of any kind whatsoever exchanged between them and, if requested by a party to do so, the other party shall arrange for its directors, officers, employees, authorized agents and representatives that are or that may become aware of the relationship between the parties created by this Letter of Intent to provide to the first party a letter confirming their agreement to be personally bound by these non-disclosure provisions.

  Immediately upon signing this Letter of Intent, the parties shall begin negotiations with a view to settling the form of Formal Agreement to suit their ongoing relationship. The parties will proceed with these negotiations expeditiously and in good faith. While the actual terms and conditions of the Formal Agreement will be determined at that time, the parties acknowledge and agree that they will follow the principles set forth herein.

  A mutual area of interest will be constituted within a radius of 2 kilometres from the current external boundaries of the Property.

  During the term of the Formal Agreement and thereafter during the joint venture, Geocom will keep the property in good standing and, in the event Geocom fails, or determines not, to earn the Interest, Geocom will ensure that all underlying property payments, work commitments, or payment in lieu, as required by the Government of Argentina are in place for a period of not less than one year.

  Any notice or other communication of any kind whatsoever to be given under this Letter of Intent shall be in writing and shall be delivered by hand, email or by fax to the parties at:
Geocom Resources Inc. Suite 413, 114 West Magnolia Street Bellingham, WA 98225 USA Attention: John E. Hiner Fax: 360-733-3941 With copy to: Talal Yassin 604-662-7950	TNR Resources Ltd. 620 - 650 West Georgia Street Vancouver, B.C. V6B 4N9 Canada Attention: Gary Schellenberg Fax: 604-687-4670

  or to such other addresses as may be given in writing by the parties hereto in the manner provided for in this paragraph.

  This Letter of Intent may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

  This Letter of Intent shall be governed by the laws of British Columbia and the federal laws of Canada applicable therein, and the parties hereby attorn to the jurisdiction of the Courts of British Columbia.

  This Letter of Intent may be signed by fax and in counterpart.

IN WITNESS WHEREOF the parties have hereunto set their hands and seals effective as of the date first above written.
SIGNED, SEALED AND DELIVERED BY GEOCOM RESOURCES INC. per: /s/ John E. Hiner Authorized Signatory Name of Signatory: John E. Hiner Title of Signatory: President & CEO
SIGNED, SEALED AND DELIVERED BY TNR RESOURCES LTD. per: /s/ Gary Schellenberg Authorized Signatory Name of Signatory: Gary Schellenberg Title of Signatory: President